Exhibit 99.1

GLG LIFE TECH CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

For the Three and Six Months Ended June 30, 2010

Dated: August 9, 2010

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated August 9, 2010, which is the date of filing of this document. It provides a review of the financial results for the three and six months ended June 30, 2010 compared to the same periods in the prior year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with the interim consolidated financial statements and notes thereto for the six months ended June 30, 2010, as well as the annual consolidated financial statements and notes thereto and the MD&A of GLG for the year ended December 31, 2009. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2009. In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract. Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China. Our operations in China include four processing factories, stevia growing areas across eight provinces, and four research and development centers engaged in the development of high-yielding stevia seeds and seedlings. Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of rebiana.

Our revenues were $10.5 million for the three months ended June 30, 2010 compared to $10.8 million for the three months ended June 30, 2009 and $8.2 million for the three months ended March 31, 2010. Our revenues were $41.9 million for the twelve months ended December 31, 2009 and $9.9 million for the twelve months ended December 31, 2008.

We had a net loss of $0.2 million for the three months ended June 30, 2010 and a net income of $0.4 million for the three months ended June 30, 2009. Our net loss was $1.6 million for the six months ended June 30, 2010 and $1.1 million for the same period in the previous year.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

1. Relationship with Primary Customer. The Company derives a majority of its revenue from Cargill, its largest customer. The Company currently has a Strategic Alliance Agreement with Cargill pursuant to which it will provide at least 80% of Cargill’s global stevia extract requirements for the ten year period beginning October 1, 2008. For the quarter ended June 30, 2010, this customer accounted for 89% of the Company’s revenue. For the years ended December 31, 2009 and 2008, this customer accounted for 90% and 77%, respectively, of the Company’s revenue. The Company’s ability to maintain and enhance its relationship with this important customer, while developing and enhancing its relationships with other customers, is a significant factor affecting the Company’s results of operations. The Company expects to decrease its reliance on this customer for the full year 2010 to approximately 50% of its revenues through its efforts to sign distribution agreements for its products. The Company has signed an additional three distribution agreements as of August 9, 2010 and expects to complete additional agreements in 2010. The Company currently has orders with its primary customer for delivery up to March 31, 2011 and is in continued discussions with its primary customer for additional orders beyond the first quarter 2011.

2. Consumer Demand. The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand. The Company believes rebiana, which is extracted from stevia leaf, is positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the U.S. and elsewhere. The Company’s results of operations will be affected by consumer acceptance of, and demand for, rebiana-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

3. Price of Stevia Extract. The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production). By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

4. Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations. The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Critical Accounting Estimates and Assumptions

The Company’s significant accounting policies are subject to estimates and key judgements about future events, many of which are beyond management’s control. A summary of the Company’s significant accounting policies is included in the Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress. NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

Income taxes

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Recognition and impairment of goodwill

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. We performed our last goodwill impairment test on December 31, 2009.

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology. Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

Corporate Developments for the Six Months Ended June 30, 2010

New Product Line Announced in January 2010

On January 19, 2010, the Company announced the launch of Sweet SuccessSM, a breakthrough new line extension of high-grade stevia extract-based sweeteners. The new Sweet SuccessSM series is expected to provide an attractive option for food and beverage manufacturers seeking to use stevia sweetening systems to create solutions for their customers in a more cost effective manner. The launch has resulted in four products that were officially launched in March of 2010 and include BlendSureTM 6.0, BlendSureTM 7.0, BlendSureTM 7.5 and BlendSureTM 8.0.

The Sweet SuccessSM line is the result of several years of research and development by GLG’s leading technical team. The series maintains the great taste, all natural and zero-calorie advantages of stevia high intensity sweeteners on the market today yet allows food and beverage manufacturers flexibility as it relates to a cost of goods input. The proprietary formulas provide stability and consistency, and fall under a total steviol glycosides reading of 95% or greater, making them already acceptable in global markets that follow the standards established by the Joint Expert Committee on Food Additives (JECFA).

The Company further announced on July 19, 2010 that BlendSure™ has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure™ underwent and passed a rigorous safety review performed by GRAS Associates’ qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration’s (FDA) safety criteria. GRAS is an FDA authorized process which is designed to enhance consumer confidence in a variety of products in the marketplace. GLG will additionally file its dossier for a no-objection letter from the FDA in the near future.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

GLG is currently providing samples of this product globally to food and beverage companies and feedback on taste and pricing has been very favourable when compared to higher priced stevia extracts such as Reb A and rebiana as well as other blends entering the market. Based on the relative value of this product line and favourable feedback from potential customers GLG expects this product line to be a dominant source of its future revenue stream. The Company further believes that its BlendSureTM products are difficult for others to replicate due to the proprietary nature of the extraction process involved and the proprietary formulation required to make these products.

Weider Global Nutrition’s ("WGN") Legal Proceedings Against the Company Dismissed

On March 30, 2010, the Company and WGN announced that the proceedings commenced by WGN against the Company in the Supreme Court of British Columbia will be dismissed by consent of the parties. The dismissal was the result of WGN’s offer to drop its claim against the Company without any payment to WGN if the Company would drop its counterclaim against WGN and agree to wind up GLG and WGN’s joint venture company Sweet Naturals Corp. The Company will now be marketing all of its products itself. WGN will carry on marketing activities in stevia related products independently.

On August 4, 2010, a Consent Dismissal Order was filed in British Columbia Supreme Court dismissing, by consent of the parties, both the claims brought by WGN against the Company and the counterclaim brought by the Company against WGN.

European Food Safety Authority (ESFA) Publishing of Scientific Opinion Confirms safety of Steviol Glycosides

On April 14, 2010, The European Food Safety Authority (EFSA) published a Scientific Opinion, which confirms that steviol glycosides, sweeteners extracted from the stevia plant, are safe for use in foods and beverages and establishes an Acceptable Daily Intake (ADI) for their safe consumption. In its published Scientific Opinion, EFSA’s Panel on Food Additives and Nutrient Sources Added to Foods (ANS) concludes that, considering the available toxicity data, “steviol glycosides complying with JECFA1 specifications are not carcinogenic, genotoxic or associated with any reproductive / development toxicity”. The opinion is based on a rigorous safety assessment by EFSA’s ANS expert panel of the scientific dossiers submitted by several applicants. This opinion marks an important step towards the EU approval of stevia for use as a food ingredient in food and beverages.

Distribution Agreement for Australia and New Zealand Markets announced

On April 16, 2010, the Company announced that it had signed a binding Memorandum of Understanding (the “MOU”) in Australia and New Zealand with Sugar Australia for the distribution and marketing of its stevia extract products. The MOU with Sugar Australia has resulted in a definitive distribution agreement which was announced on July 13, 2010 and is a five-year agreement with Sugar Australia for the distribution and marketing of GLG’s stevia extract products. The companies are working in partnership to market stevia and its use as an ingredient to the food and beverage sector in Australia and New Zealand.

Key highlights under the terms of this agreement include:

•Initial term of five years with an automatic renewal provision for another five years subject to certain conditions

•Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchases levels, which will be established by mutual agreement year by year

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

•Marketing support, as well as sales and technical training, to be provided by GLG to Sugar Australia

•Sugar Australia to market GLG’s full line of products within their serving territory including Rebpure™, Rebsweet™, and the BlendSure™ product line

Australia is the world’s third largest exporter of sugar, a $2.0 billion annual industry. Sugar Australia is the leading sugar refiner in Australia operating across multiple business channels including, the supply of sugar as an ingredient into the food and beverage sector, retail in which its CSR consumer brand has the leading market share, as well as foodservice and exports. In response to consumer demand Sugar Australia has launched a reduced calorie product called CSR Smart®, which utilizes stevia extracts in a unique and proprietary sugar blend to provide a 50% reduction in calories.

Distribution Agreement for South America announced

On April 16, 2010 GLG signed an agreement with Essentia Stevia for the distribution and marketing of GLG’s high quality stevia extracts in 18 countries throughout Latin America. Essentia Stevia will market GLG’s entire portfolio of stevia-based sweetening systems including the Company’s premier Rebaudioside A line Rebpure™ RA97, Rebsweet™RA80 and AnySweet™ RA60 as well as GLG’s newly launched Sweet SuccessSM line of proprietary blends. Products will be marketed both industrially and in consumer facing brands. Essentia Stevia has been working with key food and beverage companies across the region, including Argentina, Bolivia, Paraguay, Uruguay, Brazil, Venezuela, Colombia, and Mexico. In addition, the company will market its own tabletop brand Essentia® using GLG stevia.

Collaboration in Key Global Market India announced

On May 12, 2010, the Company announced that it has signed a memorandum of understanding (the “MOU”) with Global AgriSystem Private Limited, a Katra Group company (“Katra”) regarding the introduction of GLG’s stevia products in India. The agreement between the two companies includes an initial phase of market development for GLG stevia extracts as well as the agricultural development of growing regions for GLG patented stevia plant varieties. India has experienced recent growth in obesity rates among consumers as daily intake of sugar continues to grow. This trend has resulted in proliferation of additional associated health risks including diabetes. According to the World Diabetes Foundation, India has the world’s highest rate of diabetes with more than 50.8 million people suffering from the disease. Governmental and societal concerns over diet and intake have created a key development opportunity for healthier food and beverage ingredients such as stevia. With a population of 1.2 billion, GLG believes India’s consumer base offers an untapped market for GLG stevia extracts and a significant opportunity for natural, zero calorie sweeteners.

Distribution Agreement for Mexico announced

On July 16, 2010 the Company announced that it had signed a five-year agreement with Grupo Azucarero Mexico (“GAM”) for the marketing and distribution of GLG’s stevia extract products in Mexico.

GAM is the largest private producer of sugar in Mexico, following only the Mexican government. The company owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivates and products.

Key highlights under the terms of this agreement include:

•Initial term of five years with an option to extend the term for another five years subject to the satisfaction of certain conditions and upon mutual agreement of the parties

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

•Mutual exclusivity between the two companies, subject to certain limitations, including GAM’s obligation to achieve set GLG product purchases levels, which will be established by mutual agreement year by year

•Marketing support, as well as sales and technical training, to be provided by GLG to GAM

•GAM to market GLG’s full line of products including the BlendSure™ product line, Rebpure™, Rebsweet™ within Mexico

•Opportunity for future collaboration of the two companies in agricultural and industrial processing for GLG stevia extracts

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s interim consolidated financial statements for the periods ended June 30, 2010 and 2009. Certain prior year’s figures have been reclassified to conform to the current financial statement presentation.

In thousands Canadian $, except per share amounts	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Revenue	$10,468	$10,805	(3)%	$18,677	$13,806	35%
Cost of Sales	$6,841	$9,163	(25)%	$11,763	$10,745	9%
% of Revenue	65%	85%	(20)pts	63%	78%	(15)pts
Gross Profit	$3,627	$1,642	121%	$6,914	$3,061	126%
% of Revenue	35%	15%	20pts	37%	22%	15pts
Expenses	$3,700	$2,486	49%	$6,622	$5,236	26%
% of Revenue	35%	23%	12pts	35%	38%	(3)pts
Income (loss) from Operations	$(73)	$(844)	(91)%	$292	$(2,175)	(113)%
% of Revenue	(1)%	(8)%	7pts	2%	(16)%	18pts
Other Income (Expenses)	$(518)	$1,190	(144)%	$(1,841)	$255	(822)%
% of Revenue	(5)%	11%	(16)pts	(10)%	2%	(12)pts
Net Income (loss) before IncomeTaxes and Non-Controlling Interests	$(591)	$347	(271)%	$(1,548)	$(1,920)	(19)%
% of Revenue	(6)%	3%	(9)pts	(8)%	(14)%	6pts
Net Income (loss) after IncomeTaxes and Non-Controlling Interests	$(228)	$371	(162)%	$(1,576)	$(1,129)	40%
Earnings (loss) per share (Basic)	$(0.01)	$0.02	(153)%	$(0.06)	$(0.06)	0%
Earnings (loss) per share(Diluted)	$(0.01)	$0.02	(153)%	$(0.06)	$(0.06)	0%

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

In thousands Canadian $, except per share amounts	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Total Comprehensive Income (loss)	$5,035	$(7,597)	(166)%	$801	$(6,230)	(113)%
% of Revenue	48%	(70)%	118pts	4%	(45)%	49pts
Consolidated Depreciation & Amortization	$2,048	$1,519	35%	$4,462	$2,664	67%
% of Revenue	20%	14%	6pts	24%	19%	5pts
Stock-Based Compensation	$756	$474	60%	$1,473	$975	51%
% of Revenue	7%	4%	3pts	8%	7%	1pts
EBITDA (1)	$2,779	$1,677	66%	$6,286	$2,033	209%
% of Revenue	27%	16%	11pts	34%	15%	19pts

1.EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation. Income (loss) from operations comes directly from the financial statements and its calculation is set out above.

Revenue

Revenue for the three months ended June 30, 2010, which were derived entirely from stevia sales, was $10.5 million, a decrease of 3% over $10.8 million in revenue for the same period last year due to the strengthening of the Canadian dollar against the US dollar. Revenue for the six months ended June 30, 2010 was $18.7 million compared to $13.8 million for the same period in the previous year – an increase of $4.9 million or 35%.

The stevia extract physical sales volume increased by approximately 13% in second quarter of 2010 compared to the second quarter of 2009 and by approximately 43% comparing the six months periods ended June 30, 2010 and 2009.

The majority of the Company’s sales are carried out in US dollars and are translated into the Canadian dollars for financial reporting purposes. Eliminating the impact of the changes in foreign exchange rates (US dollar and RMB currency moves against the Canadian dollar) shows that the Company’s sales would have increased by approximately $2.0 million or 18% for the three months ended June 30, 2010 and by approximately $6.5 million or 50% for the six months ended June 30, 2010 compared to the same period of the last year.

Cost of Sales

Cost of sales for the three months ended June 30, 2010 were $6.8 million compared to $9.2 million in cost of sales of the same period last year. This decrease of 25% was mainly driven by the decrease in cost of production per unit. The decrease in production cost per unit in the second quarter of 2010 compared to the second quarter of 2009 was driven by: (1) higher usage of GLG’s proprietary leaf in its production system in the second quarter 2010 compared to the second quarter 2009 which drove down cost per unit and (2) operating costs were higher in Q2 2009 as the two new leaf processing facilities had just come online and were experiencing higher production costs.

Cost of sales for the six months ended June 30, 2010 were $11.8 million, an increase of 9% over $10.7 million in cost of sales for the same period last year. The increase in cost of sales was driven by (1) larger shipments of higher value stevia extract than in the comparable period, and (2) increased depreciation charge for the first half of 2010 compared to the first half of 2009 which only reflected one operating plant compared to four facilities that were operational in the first quarter 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The key components of Stevia cost of sales include:

a.	stevia leaf;
b.	salaries and wages of manufacturing labour;
c.	manufacturing overhead used in the production of stevia extract, including supplies, power and water;
d.	depreciation and capacity utilization of the stevia extract processing plants.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

a.	The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period. This is the most important factor that will impact the gross profit of GLG’s stevia business;
b.	The price per kilogram for which the extract is sold;
c.	The sale of by-products (also known as co-products). There were a limited number of co-product sales during the year due to the focus on production of high grade stevia and limited production capacity to further process our by-products. Sales of by-products have historically increased the overall gross profit of the stevia business. With the addition of increased finished goods production facilities at Runhao, GLG expects to be able to process these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products;
d.	Other factors which also impact stevia cost of sales to a lesser degree include:
	-	salaries and wages of manufacturing labour;
	-	water and power consumption;
	-	manufacturing overhead used in the production of stevia extract, including supplies, power and water;
	-	net VAT paid on export sales;
	-	exchange rate changes may unfavorably impact costs.

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year.

Gross Profit

Gross profit for the three months period ended June 30, 2010 was $3.6 million, an increase of 121% over $1.6 million in gross profit for the comparable period in 2009. The absolute increase in gross profit can be attributed to the reduced production costs of stevia extract. The gross profit margin for the three months period ended June 30, 2010 was 35% compared to 15% for the three months ended June 30, 2009, an improvement that validates the cost reduction strategy the Company began implementing in 2007. The Company’s use of its own proprietary stevia leaf to meet 100% of production requirements is central to this strategy. It is expected this goal will be met beginning late third quarter 2010 once the next stevia leaf harvest is underway.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Gross profit for the six months ended June 30, 2010 was $6.9 million, an increase of 126% compared to gross profit of $3.0 million for the same period in the previous year. Gross profit margin for these periods was 37% and 22% respectively and this increase was driven by the same factor that affected the three months period.

The 126% increase in gross profit margin in the six months ended June 30, 2010 compared to the same period in the previous year can be attributed to overall lower production costs in 2010 driven by higher use of GLG proprietary leaf in the Company’s production compared to 2009. Also, in the six months ended June 30, 2010, GLG fully employed the new production facilities at Mingguang and Dongtai.

The second quarter of 2010 gross profit margin of 35% is 5 pts lower than the gross profit for the first quarter of 2010 and is equivalent to the fourth quarter 2009 gross profit margin. The decrease in the gross profit margin in Q2 2010 compared to Q1 2010 was driven by the reduction in prices in Q2 2010 compared to Q1 2010.

General and Administration Expenses

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
General and Administration Expenses	$3,700	$2,486	49%	$6,622	$5,236	26%
% of Revenue	35%	23%	12 pts	35%	38%	(3) pts

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), stock-based compensation and depreciation and amortization expenses on G&A fixed assets. A breakdown of G&A expenses into these three components is presented below:

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
SG&A	$2,638	$1,708	54%	$4,564	$3,688	24%
Stock-Based Compensation	$756	$474	60%	$1,473	$975	51%
G&A Amortization and Depreciation	$306	$304	1%	$585	$573	2%
Total G&A Expenses	$3,700	$2,486	49%	$6,622	$5,236	26%
% of Revenue	35%	23%	12 pts	35%	38%	(3) pts

SG&A expenses for the three months ended June 30, 2010 were $2.6 million which is an increase of $0.9 million or 54% over the same period for 2009. The key expense categories that increased were:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

- Professional fees rose due to increased cost of compliance with securities and corporate governance regulations (including the Sarbanes-Oxley Act of 2002) since November 2009, when the Company was listed on NASDAQ. This increase represents approximately 30% of the total $0.9 million increase of SG&A.

- Salaries increase represents approximately 30% of the $0.9 million increase in SG&A and was due to additional sales and marketing staffing expenditures in both North America and China as well as an increase in administrative salaries in China.

- Property taxes: increased property taxes accounted for approximately 30% of the $0.9 million increase in SG&A for Q2 2010 compared to Q2 2009. This increase was primarily attributable to the new facilities that the Company added late last year and related annual property taxes.

- Sales and marketing expenses accounted for approximately 10% of the $0.9 million increase as the Company continues to build the market for its stevia extracts.

SG&A expenses for the six months ended June 30, 2010 were $4.6 million compared to $3.7 million for the same period of 2009, a 24% increase attributable to the above noted.

Stock-based compensation was $0.8 million for the second quarter of 2010 compared with $0.5 million in the same quarter of 2009. GLG had an amended stock compensation plan approved by its shareholders at its annual general meeting in June 2008. Under the amended plan, the number of common shares available for issue is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized ($708, 911) as well as stock-based compensation on new awards granted during the period ($47,566).

Stock-based compensation was $1.5 million for the six months ended June 30, 2010 compared to $1.0 million for the same period of the previous year. The increase is mostly related to the recognition of stock-based compensation related to the vesting of stock-options and restricted shares granted in June 2009.

G&A related depreciation and amortization expenses for the three months ended June 30, 2010 was $0.3 million and is consistent with the G&A related depreciation and amortization expenses of $0.3 million for the comparable period in 2009. For the six months period ended June 30, 2010 there is an increase of 2% as compared to the same period of the previous year. The primary factor contributing to the increase was amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010.

Other Expenses

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Other (Expenses) Income	$(518)	$1,190	(144)%	$(1,841)	$255	(822)%
% of Revenue	(5)%	11%	(16) pts	(10)%	2%	(12) pts

Other expenses for the three months ended June 30, 2010 was $0.5 million, a 144% increase compared to other income of $1.2 million for the same period in 2009. There were two items that primarily contributed to the increase for the three months ended June 30, 2010:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

(1) Interest expenses of $0.9 million compared to interest expenses of $0.8 million. Interest expenses for the three months period ended June 30, 2010 and 2009 were mainly related to the Company’s bank loans in China, and

(2) Foreign exchange gain of $0.3 million on US dollars-denominated monetary assets and liabilities compared to a foreign exchange gain of $2.0 million for the three months ended June 30, 2010.

Other expenses increased $2.1 million or 822% for the six months ended June 30, 2010 compared to the same period of 2009 – from other income of $0.2 million to other expense of $1.8 million. This increase in other expenses was driven by:

(1) Interest expense increased by $0.9 million to $2.0 million for the six months ended June 30, 2010 from $1.1 million for the same period of the previous year. The main reason for the higher interest expense in the first half of 2010 is the increased amount of debt for the six months ended June 30, 2010 compared to the same period in 2009. Additionally, in the first half of 2009, interest expense of $0.6 million on the advance from a customer for product was capitalized to inventory.

(2) Foreign exchange gain decreased by $1.2 million to $0.1 million compared to a foreign exchange gain of $1.3 million for the six months ended June 30, 2009.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns most of its revenues in US dollars and incurs most of its expenses in Chinese Yuan (“RMB”). Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet. As of June 30, 2010, the exchange rate for RMB per Canadian dollar was 6.3939 compared to the exchange rate of 6.5232 as of December 31, 2009 reflecting an appreciation of the RMB against the Canadian dollar. The balance of the AOCI was $8.7 million on June 30, 2010 compared to balance of $6.4 million as at December 31, 2009.

The exchange rate fluctuations of the US dollar and the Canadian dollar had a significant impact on foreign exchanges gains reflected on the three month income statement in 2010. The table below shows the change in the Canadian dollar relative to the US dollar from December 31, 2006 to June 30, 2010. The Canadian dollar has appreciated 8.6% against the USD as at June 30, 2010 compared to June 30, 2009. The depreciation of the US dollar relative to the Canadian dollar had an impact on the second quarter results as the majority of GLG’s revenues were based on US dollar contracts (see Outlook section for additional discussion). Since the Chinese Yuan effectively remained flat to the US dollar, there was no additional material profit and loss impacts on the expenses incurred during the first half of 2010.

The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

Exchange rates – Noon (as compared to the Canadian Dollar)	2006	2007	2008	2009	2010	2010
	Dec 31	Dec 31	Dec 31	Dec 31	Mar 31	Jun 30
U.S. Dollars	0.8581	1.0120	0.8166	0.9515	0.9844	0.9429
Chinese Yuan	6.6845	7.3910	5.5710	6.5232	6.7204	6.3939

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The following table presents the exchange rate movement for RMB relative to the US dollar as shown below.

The US dollar was essentially flat against the RMB from December 31, 2008 to June 30, 2010.

Exchange rates	2006	2007	2008	2009	2010	2010
	Dec 31	Dec 31	Dec 31	Dec 31	Mar 31	Jun 30
Chinese Yuan	7.8175	7.3141	6.8223	6.8270	6.8259	6.7813

Income Tax Expense

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Income Tax (Expense) Recovery	$357	$(14)	(2,650)%	(44)	$710	(106)%
% of Revenue	3%	0%	3pts	0%	5%	5pts

During the quarter ended June 30, 2010 the Company recorded income tax recovery of $0.4 million – an increase of $0.4 million compared to the second quarter of 2009 and an increase of $0.8 million compared to the first quarter of 2010.

The increase in the income tax recovery was mainly driven by the increase of $1.1 million of the net loss before taxes in Q2 2010 generated by one of the Company’s Chinese subsidiaries.

Net Loss

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Net (Loss) Income	$(228)	$371	(162)%	$(1,576)	$(1,129)	40%
% of Revenue	(2)%	3%	(5)pts	8%	8%	0pts

The net loss increased by $0.6 million for the three months period ended June 30, 2010 in comparison to the net income of $0.4 million for the same period of 2009. This $0.6 million increase in loss was driven by: (1) an increase in general and administrative expenses ($1.2 million) and (2) a decrease in foreign exchange gain by $1.7 million, which were offset by (3) an increase in gross profit in the second quarter 2010 ($2.0 million) (4) an increase in income tax recovery ($0.3 million).

The net loss increased by $0.4 million for the six months period ended June 30, 2010 in comparison to the net loss for the same period 2009. This $0.4 million increase in loss was driven by: (1) an increase in general and administrative expenses ($1.4 million), (2) a decrease in foreign exchange gain ($1.2 million), (3) an increase in interest expense ($0.9 million), and (4) an increase in income tax expense by $0.7 million, which were partly offset by an increase in gross profit in the six months of 2010 ($3.8 million).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Comprehensive Income

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Net (Loss) Income	$(228)	$371	(162)%	$(1,576)	$(1,129)	40%
Other Comprehensive Income (Loss)	$5,263	$(7,968)	(166)%	$2,377	$(5,101)	(147)%
Total Comprehensive Income (Loss)	$5,035	$(7,597)	(166)%	$801	$(6,230)	(113)%

The Company recorded total comprehensive income of $5.0 million for the second quarter of 2010, comprising $0.2 million of net loss and $5.2 million of other comprehensive income. The Company recorded a total comprehensive loss of $7.6 million for the three months ended June 30, 2009, comprised of $0.4 million in net income and $8.0 million in other comprehensive loss.

The Company’s other comprehensive income (loss) is solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in self-sustaining Chinese subsidiaries. The other comprehensive income in Q2 2010 increased significantly compared to the other comprehensive loss of $2.9 million in Q1 2010 due to the depreciation of the Canadian dollar against the RMB during the second quarter. The other comprehensive income increased in Q2 2010 compared to Q2 2009 due to an increase of the Company`s net assets denominated in RMB.

The other comprehensive income (loss) is held in accumulated other comprehensive income until it is realized (i.e. the subsidiaries are sold), at which time it is included in net income (loss).

NON-GAAP Financial Measures

Earnings before Interest Taxes and Depreciation (“EBITDA”) and EBITDA Margin

EBITDA for the quarter ended June 30, 2010 was $2.8 million, compared to $1.7 million in EBITDA for the same period in 2009 and $6.3 million for the six months ended June 30, 2010 compared to $2.0 million for the same period of 2009. The main drivers for the increase in EBITDA for the three and six months ended June 30, 2010 compared to the corresponding periods of 2009 were (1) higher stevia revenue and gross profit in 2010 as compared to 2009 (see Gross Profit explanation above for additional information), and (2) the inclusion of production staff at Mingguang and Dongtai in production costs in 2010 whilst they were included in general and administrative costs in 2009 because those two facilities had not commenced operations.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The following table provides reconciliation to Canadian GAAP net income.

In thousands Canadian $	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Income (loss) before Income Taxes and Non-Controlling Interests	$(591)	$347	$(1,548)	$(1,920)
Add:
Non-Controlling Interest	$6	$39	$17	$81
Depreciation and Amortization	$2,048	$1,519	$4,461	$2,663
Net Interest Expense	$895	$1,306	$1,965	$1,550
Foreign Exchange Loss (Gain)	$(335)	$(2,008)	$(82)	$(1,316)
Non-Cash Stock-Based Compensation	$756	$474	$1,473	$975
EBITDA	$2,779	$1,677	$6,286	$2,033
EBITDA as a % of Revenue	27%	16%	34%	15%

Summary of Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian Dollars, except per share amounts

	2010	2010	2009	2009	2009	2009	2008	2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$10,468	$8,209	$13,264	$14,814	$10,805	$3,001	$4,657	$3,302
Gross Profit(1)	$3,627	$3,288	$4,705	$3,890	$1,437	$1,214	$763	$671
Gross Profit %	35%	40%	35%	36%	13%	40%	16%	20%
Net Income (Loss)	$(228)	$(1,347)	$488	$1,399	$371	$(1,500)	$(7,115)	$(952)
Basic Income (Loss) Per Share (2)	$(0.01)	$(0.05)	$0.02	$0.07	$0.02	$(0.08)	$(0.40)	($0.06)
Diluted Income (Loss) Per Share (2)	$(0.01)	$(0.05)	$0.02	$0.06	$0.02	$(0.08)	$(0.40)	$(0.06)
EBITDA	$2,779	$3,507	$4,586	$3,917	$1,677	$270	$(77)	$(123)

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

1.	Reclassified for the periods Q2 2008 to Q4 2009 to move the amortization on seedling patents from G&A expenses to cost of sales.
2.	Restated for the periods Q1 2008 through Q3 2009 to reflect the 4:1 share consolidation that took place on November 5, 2009.

Note: The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

Quarterly Net Income (Loss)

The net loss was $0.2 million for the second quarter of 2010, which was an increase of $0.6 million in comparison to the net income of $0.4 million for the same period of 2009. This $0.6 million increase in loss was driven by: (1) a decrease in foreign exchange gain by $1.7 million, (2) an increase in general and administrative expenses by $1.2 million, and (3) an increase in interest expense by $0.1 million, which was partly offset by (4) an increase in gross profit in the second quarter 2010 ($2.0 million) and (5) an increase in income tax recovery ($0.4 million) compared to the second quarter of 2009.

The net loss was $1.3 million for the first quarter of 2010 which was a decrease of $0.2 million as compared with a loss of $1.5 million for the same period in 2009. The decrease in loss was driven by: (1) an increase in gross profit in the first quarter 2010 ($2.2 million) compared to the first quarter of 2009, which was partly offset by (2) higher provision for income taxes in the first quarter 2010 (an increase of $1.1 million), (3) an increase in general and administrative expenses ($0.4 million) and (4) an increase in other expenses ($0.4million).

The net loss was $0.5 million for the fourth quarter of 2009 compared with a loss of $7.1 million for the comparable period in 2008. This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008. This $2.4 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million).

Net income for the second quarter 2009 was $0.4 million, versus a loss of $1.6 million in the second quarter of 2008 or a $2.0 million decrease in loss. The decreased loss was driven by an improvement in gross profit margin in the second quarter of 2009 by $1.3 million, and an increase in other income of $1.8 million, which was offset by an increase in SG&A of $1.2 million.

Net loss for the first quarter 2009 was $1.5 million, compared to a loss of $7.1 million in the fourth quarter of 2008 or a $5.6 million decrease in loss. The decreased loss was attributable to an improvement in gross profit margin in the first quarter of 2009 by $0.5 million, a decrease in stock based compensation expenses of $0.7 million, decreased foreign exchange losses of $2.1 million, and a decrease in provisions on loans of $3.1 million, and were offset by a decrease in income tax recoveries of $0.7 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The net losses for the second through fourth quarters in 2008 were driven by the Company’s strategy to expand the scale of its stevia business in 2008 to meet increased customer demand and industry growth. The Company invested in new facilities and expanded its staff during 2008 which contributed to the majority of the losses for the quarters.

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic loss and diluted loss per share was $(0.01) for the second quarter of 2010 compared with a basic and diluted net income per share of $0.02 for the same period in 2009. The increase in loss per share for the second quarter 2010 was driven by: (1) an increase in gross profit in the second quarter 2010 and an increase in income tax recovery compared to the second quarter of 2009, which was partly offset by (2) an increase in general and administrative expenses and (3) a decrease in foreign exchange gain.

The basic loss and diluted loss per share was $(0.05) for the first quarter of 2010 compared with a loss per share of $(0.08) for the comparable period in 2009. The decrease in loss per share for the first quarter 2010 compared to the first quarter of 2009 was driven by: (1) an increase in gross profit in the first quarter 2010 compared to the first quarter of 2009, which was offset by (2) higher provision for income taxes in the first quarter 2010, (3) an increase in general and administrative expenses and (4) an increase in other expenses.

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009. The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (2) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (3) a decrease in interest expense of $0.2 million, which was offset by: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter.

The basic and diluted earnings per share were $0.06 for the third quarter 2009 compared with $0.02 for the basic and diluted earnings per share for the second quarter of 2009. The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the fourth quarter relative to the second quarter.

The basic earnings and diluted earnings per share were $0.02 for the second quarter 2009 compared with basic and diluted loss of $0.08 per shares for the first quarter of 2009. The improvement in earnings per share for the second quarter compared to the first quarter of 2009 can be attributed to higher gross profit which was driven by higher revenues and higher other income generated in the second quarter relative to the second quarter.

The basic loss per share and diluted loss per share were $0.08 for the first quarter 2009 compared with $0.40 for the fourth quarter of 2008. The fourth quarter loss per share was driven by increased stock based compensation, unrealized foreign currency losses and a provision on amounts owed to the Company by YHT.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Capital Expenditures

In thousands Canadian $	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2010	2009		2010	2009
Capital Expenditures	$543	$3,230	(83)%	$3,356	$12,594	(73)%

GLG’s capital expenditures of $0.5 million for the second quarter of 2010 reflected a decrease of 83% in comparison to $3.2 million in the second quarter of 2009. The second quarter capital expenditures were incurred for the construction of a waste water treatment facility upgrade at two of the Company’s primary processing plants.

Capital expenditures decreased 73% on a year-over-year basis. During the first six months of 2009, the capital expenditures were driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries (approximately $8.0 million) and the set-up and construction of the Company’s new rebiana facility that started operations in December 2009. During the first six months of the current year, the Company’s capital expenditures were driven by the purchase of testing and production equipment ($1.8 million) and construction of waste water treatment facilities upgrade at two of the Company’s primary processing plants ($1.6 million).

Liquidity and Capital Resources

In thousands Canadian Dollars	June 30, 2010	December 31, 2009
Cash and Cash Equivalents	$18,617	$16,018
Working Capital	$12,990	$6,381
Total Assets	$249,889	$229,586
Total Liabilities	$99,493	$84,743
Loans Payable (< 1year)	$56,052	$44,560
Loans Payable (> 1 year)	$16,773	$13,797
Total Equity	$150,390	$144,819

Cash Flows: Three Months Ended June 30, 2010 and 2009

Cash generated by operating activities before changes in non-cash working capital was $1.5 million in the second quarter of 2010 compared to $0.2 million in the second quarter of 2009. This increase in cash generated by operating activities can be attributed to the significant increase in gross margin of stevia extract shipments in Q2 2010 over the comparable period in 2009.

Non-cash working capital items provided $2.9 million of cash in the second quarter of 2010 relative to $1.5 million non-cash working capital used in the 2009 comparable period.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

This $1.4 million increase in the positive impact of the non-cash working capital items on cash flow is mainly driven by the following:

1)
$6.8 million increase is the difference between the $4.9 million increase in cash released by prepaid expenses in Q2 2010 compared to $1.9 million increase of cash used in prepaid expenses Q1 2009. Main driver for the increase in cash released by prepaid expenses in Q2 2010 is the $3.9 million decrease in cash used for leaf prepayments compared to Q1 2010, while cash used for leaf prepayments in Q2 2009 decreased by $1.8 million compared to Q1 2009.

2)
$0.8 million increase in non-cash working capital is due to the difference between the cash released by accounts payable and interest payable in Q2 2010 compared to Q2 2009. In Q2 2010 the increase in cash released by accounts payable and interest payable was $3.4 million compared to $2.6 million increase in cash released by these line items during the second quarter of 2009. This difference is mainly driven by the decrease in the cash used to pay interest in Q2 2010 compared to Q2 2009.

3)
$0.7 million increase in non-cash working capital is due to the difference between the cash used in taxesrecoverable in Q2 2010 compared to Q2 2009. The decrease was driven by the lower asset construction in Q2 2010 compared to Q2 2009, which decreased the generation of refundable value added tax accounts in China.

4)	$0.7 million decrease in cash used by deferred revenue in Q2 2009 compared to Q2 2010. No deferred revenue was recognized in Q2 2010 and Q1 2010. All these were partially offset by
5)
$6.4 million increase in the difference between the increase in cash used in inventory in Q2 2010 ($4.8 million) and compared to cash released by inventory in Q2 2009 ($1.6 million). The main driver of this increase was the moving of approximately $4.0 million of leaf from prepaid to inventory and further processing into work in process and finished goods. The Company had two additional leaf processing facilities in operation during Q2 2010 compared to Q2 2009. The increased processing capacity allowed the Company to meet larger volume of customer orders through the increase in the quantities of work in progress and finished goods in Q2 2010 compared to the same period in 2009.

6)	$1.2 million increase in the difference between the cash used by accounts receivable of $0.6 million in 2 2010 compared to cash released by accounts receivable of $0.6 million in Q2 2009.

Cash used by investing activities was $4.5 million during the second quarter of 2010, compared to $7.1 million in the same period in 2009. These expenditures were primarily for 1) the purchase of testing and other equipment, and the construction of waste water treatment facilities, and 2) payments related to GLG’s new rebiana facility in Qingdao and purchases of property, plant and equipment for the new Runhao rebiana facility that was completed during the fourth quarter of 2009.

Cash generated by financing activities was $5.0 million in the second quarter of 2010 compared to $15.9 million in the same period in 2009. The decrease of $10.9 million can be accounted for as follows: 1) a decrease in cash provided by short term bank loans in China by $16.8 million, which was partially offset by 2) cash used to repay of short term loans and of advance from a customer totaling $4.9 million in Q 2 2009, and 3) net cash flow of $1.0 million generated by issuance of shares in Q2 2010.

Cash Flows: Six Months Ended June 30, 2010 and 2009

Cash generated by operating activities before changes in non-cash working capital was $3.9 million for the six months ended June 30, 2010 compared to $0.3 million for the same period of 2009. This increase in cash generated by operating activities can be attributed to the significant increase in gross margin of stevia extract shipments in 2010 over the comparable period in 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Non-cash working capital items used $5.1 million of cash for the six months ended June 30, 2010 compared to $1.3 million non-cash working capital used in the 2009 comparable period.

This $3.8 million decrease in non-cash working capital is primarily driven by:

1)
$8.0 million of the decrease is due to the $8.0 million increase in cash used by inventory in the six months of 2010 compared to $0.8 million increase of cash used in inventory for the comparable period in 2009. Main driver for the increase in cash used in inventory is the increase in work in progress and finished product in the second half of Q2 2010 as the Company invested in producing inventory for current and anticipated orders in 2010.

2)
$3.0 million of the decrease in non-cash working capital is due to increase in cash used in prepaid expenses comparing the two periods. The main driver of increase in cash used by prepaid expenses in the first half of 2010 is the net increase of cash used for prepayment of construction of $0.3 million and net increase in cash used for prepayment of stevia leaf of $3.7 million, which were partly offset by $1.0 million decrease in cash used for other items.

3)
$1.7 million of the decrease is due to A/R balance increasing which was driven by increased sales in the six month period in 2010 compared to the six month period in 2009. This decrease in non-cash working capital of $12.7 million was partially offset by:

4)
$4.1 million increase in cash released by accounts payable – $4.7 million for the six months ended June 30, 2010 compared to $0.6 million for the same period in 2009. The change was driven by the increase of the accounts payable for property, plant and equipment (partly offset by the decrease in accounts payable for inventory) for the six months ended June 30, 2010.

5)
$1.9 million decrease in cash used by taxes recoverable in the six months of 2010 compared to the same period of 2009. This decrease was driven by the lower asset construction in 2010 compared to 2009, which decreased the generation of refundable value added tax accounts in China.

6)
$2.9 million decrease in cash used by interest payable and deferred revenue. $0.5 million more interest was accrued as at June 30, 2010 compared to December 31, 2009, while interest payable significantly decreased as at June 30, 2009 compared to December 31, 2008 (by $1.0 million). No deferred revenue was recognized as at June 30, 2010 and December 31, 2009, while $1.3 million less deferred revenue was recognized as at June 30, 2009 compared to December 31, 2008.

Cash used by investing activities was $10.4 million during the first half of 2010, compared to $10.1 million in the same period in 2009. These expenditures were primarily for 1) the purchase of testing and other equipment, and the construction of waste water treatment facilities, and 2) payments related to GLG’s new rebiana facility in Qingdao and purchases of property, plant and equipment for the new Runhao rebiana facility that was completed during the fourth quarter of 2009.

Cash generated by financing activities was $13.9 million in the first half of 2010 compared to $22.9 million in the same period in 2009. The decrease of $9.0 million can be accounted for as follows: 1) a decrease in cash provided by short term bank loans in China by $13.3 million comparing the two periods, which was offset by (2) a reduction in repayments of short term loans and advances from a customer by a net $3.3 million and 3) a net increase in cash flow of $1.0 million generated by issuance of shares during the six months ended June 30, 2010 compared to the same period in 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Financial Resources

Cash and cash equivalents increased by $5.8 million during the three months ended June 30, 2010.

Working capital as at June 30, 2010 was $13.0 million, and increased by $6.6 million compared to the year-end 2009 working capital of $6.4 million and by $29.1 million compared to the working capital deficiency of $16.1 as at June 30, 2009.

Current assets amount as at June 30, 2010 exceeded the current assets amount as at June 30, 2009 by $36.5 million, while current liabilities amount as at June 30, 2010 was only $7.4 million above the amount of current liabilities as at June 30, 2009.

The factors that increased the current assets by $36.5 million include:

(1)	the increase in prepaid expenses of $6.7 million due to increase in:
	-	prepayments for stevia leaf ($4.0 million) – the Company prepaid more stevia leaf due to increased customer demand and orders in 2010 compared to 2009.
	-	prepayments for rent and deposits increased by $2.1 million due to increase in deposit to the Chinese government for land use rights for one of the Chinese subsidiaries,
	-	and prepayments for construction and others ($0.6 million).
(2)
the increase in inventory of $23.1 million due to increase in work in progress ($17.7 million) and finished goods ($11.6 million) as the Company invested in producing inventory for current and anticipated orders in 2010;

(3)	the increase in accounts receivable of $4.7 million due to shipments of product made close to the end of the quarter, and
(4)	the increase in taxes recoverable by $2.0 million.

The increase in these current assets was partially offset by the decrease in cash and cash equivalents and short term investments of $0.1 million.

The factors that increased the current liabilities by $7.4 million comparing June 30, 2010 to June 30, 2009 were an increase in accounts payable and interest payable by $6.7 million, increase in short term loans and advances from customer by $3.7 million, which was partly offset by a decrease in loan from related party by $2.3 million and a decrease in deferred revenue by $0.7 million. Accounts payable increased mainly due to the fact that increase of accounts payable for raw materials (by $1.7 million) and trade payable (by $6.9 million) as the Company had one additional operating facility in the first half of 2010 compared to the same period of 2009.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period. The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year. The Company’s principal working capital include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

The Company had $18.6 million of cash and cash equivalents as at June 30, 2010. During the six months ended June 30, 2010, the Company renewed loans of $23,460,000 (RMB 150.0 million), renewed the credit facility of $39.1 million (RMB 250.0 million) with Agricultural Bank of China and obtained additional short term borrowings of $9.4 million (RMB 60.0 million).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Between July and October 2010, approximately $14.1 million in short term loans, within the Agricultural Bank of China credit facility, will mature and the Company expects it will renew these loan facilities for another term when they come due as it has successfully done during the first half of the current year. The Company already renewed, on July 28, 2010, a short term bank loan of $2.6 million (RMB 17 million) for one year from Agricultural Bank of China at an annual interest rate of 5.31%.

The Company’s capital expenditure estimate for 2010 is $10 to $15 million (see 2010 Outlook section for further details). The Company finance these investment needs with cash on hand, cash from operations and credit available from banks in China. The Company also believes that it has the ability to access additional debt or equity financing that would be required to finance the 2010 capital expenditures. However, if such debt facilities or equity financing is not available on terms that are acceptable to the Company, the Company may be required to curtail its intended initiatives and transactions, which may result in incurring certain costs associated therewith.

Balance Sheet

In comparison to December 31, 2009, the total assets increased by $20.3 million as at June 30, 2010, which was split by an increase in current assets of $18.6 million and a decrease in fixed and other long term assets of $1.7 million. The increase in the current assets was mainly driven by:

(1)
Increase in inventory from $41.1 million as at December 31, 2009 to $55.2 million as at June 30, 2010. The key drivers for the net change were: (a) the decrease in raw materials inventories to develop finished product to meet current customer orders; (b) the increase in work in progress inventories to meet 2010 customer order commitments; (c) the increase in by-product inventories available for further processing into finished products; and (d) the increase in finished product inventories.

(2)	Increase in cash and cash equivalents, mainly due to the exercise of stock options in the amount of $1.3 million and the increase of short term debt,
(3)	Increase in taxes recoverable, and
(4)	Increase in prepaid expenses due to prepayment for construction of the new waste water facility at one of the Company’s subsidiaries.

The increase in the fixed and other long term assets of $1.7 million was mainly driven due an addition of $2.0 million to intangible assets and some additions to production equipment, which was partly offset by amortization charges. In addition, fixed and other long term assets increase was driven by the depreciation of the Canadian Dollar versus the RMB as at June 30, 2010 compared to December 31, 2009, which resulted in the conversion of the balance sheets of foreign subsidiaries at higher rates, thus increasing the Canadian dollar value of balance sheet items.

Current liabilities increased by $12.0 million as at June 30, 2010 in comparison to December 31, 2009, driven by a net increase in short term loans of approximately $18.7 million and an increase in accounts payable, interest payable and advances from customers of approximately $0.5 million, which was partly offset by a decrease in a loan to related party of $7.2 million, which was restructured into a two-year loan and presented as a non-current liability on the balance sheet as at June 30, 2010.

Non-current bank loan decreased by $4.4 million, due to reclassification of a $4.7 non-current bank loan as at December 31, 2009 to current bank loans as it maturity date is June 22, 2011. The $0.3 million difference is due to the depreciation of the Canadian Dollar versus the RMB, resulting in higher Canadian dollar value of the liabilities in RMB as at June 30, 2010 compared to December 31, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Future income tax liabilities decreased by $0.5 million compared to December 31, 2009 due to an increase of the non-capital loss carry forward related to Chinese subsidiaries.

Shareholders’ equity increased by $5.6 million due to issuance of new shares on stock options exercises with a total value of $1.3 million, issuance of shares on purchase of a production patent and technology valued at $2.0 million, stock-based compensation of $1.5 million recognized in the six months period on restricted shares and stock options granted previously and in the current period, and an increase in accumulated other comprehensive income of $2.4 million, which was partly offset by a net loss of $1.6 million. With respect to the increase in the other comprehensive income account, the depreciation of the Canadian Dollar versus the RMB resulted in the conversion of the balance sheets of self-sustaining foreign subsidiaries at higher rates.

China Lines of Credit and Short Term Loans

As at June 30, 2010, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
2,658,800	17,000,000	July 28, 2010	5.31%	Agricultural Bank of China
3,128,000	20,000,000	August 29, 2010	5.31%	Agricultural Bank of China
3,128,000	20,000,000	September 29, 2010	5.31%	Agricultural Bank of China
469,200	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
4,692,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
3,128,000	20,000,000	May 24, 2011	5.31%	Agricultural Bank of China
9,384,000	60,000,000	June 17, 2011	5.31%	Agricultural Bank of China
3,128,000	20,000,000	June 29, 2011	5.31%	Agricultural Bank of China
9,384,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,128,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,692,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
4,692,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
51,612,000	330,000,000

Additionally, as at June 30, 2010, the Company also had a loan for $530,300 (US$500,000) for corporate working capital purposes, obtained in October 2009 from a private individual. The interest rate on this loan is 8% per annum and the maturity date of the loan is October 9, 2010.

During the six months period ended June 30, 2010, the Company obtained $3.9 million (RMB 25.0 million) non-interest bearing and non-secured borrowing from an acquaintance of the Chairman and CEO of the Company. The amount has been fully repaid in July, 2010.

On July 26, 2010, the Company obtained a credit facility of $31.3 million (RMB 200.0 million) for one year from the Bank of Communications Co., Ltd. On July 28, 2010, the Company drew down a loan of $15.6 million (RMB 100.0 million) which bears an interest rate a rate based on Bank of Communications Co., Ltd. RMB prime rate +0.5% and matures on July 27, 2011.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

On July 27, 2010, the Company drew down a loan of $4.7 million (RMB 30.0 million) from the credit facility offered by China Citic Bank. The loan bears an interest at a rate of 5.841% per annum and matures on June 28, 2011.

On July 28, 2010, the Company renewed a short term bank loan of $2.6 million (RMB 17 million) for one year from Agricultural Bank of China at an annual interest rate of 5.31%.

As at June 30, 2010, the Company had the following long term loan to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
$9,384,000	60,000,000	July 2, 2011	5.40%	Construction Bank of China

The short term bank loans and long term bank loans are secured by two of the Company’s subsidiaries. Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

Financial and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents and restricted cash, classified as “held-for-trading”, accounts receivable and certain other assets that are financial instruments, classified as “loans and receivables”, and short term loans, accounts payable, interest payable, advance from customer, due to related party, and non- current bank loan, classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

As at June 30, 2010, the Company recorded cash and cash equivalents at fair value. Recorded amounts for accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party approximate their fair values due to the short-term nature of these instruments.

As at June 30, 2010, the estimated fair value of non-current bank loans is $9,124,202 and was determined using the discounted cash flows method with an estimated discount rate of 9.41% and an estimated period of 13 months to repayment. The exchange rate applied in the valuation at June 30, 2010 was C$0.1564/RMB1.00.

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions. Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments. The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at June 30, 2010, the

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates. The Company conducts its business primarily in U.S. dollars, RMB, Canadian dollars and Hong Kong dollars. The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB. The RMB is not a freely convertible currency. Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

As of June 30, 2010, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1,079,588 (2009 –$1,188,360).

The Company’s US operations, which are integrated operations, and Canadian operations are primarily exposed to exchange rate changes between the U.S. dollar and the Canadian dollar. The Company’s primary U.S. dollar exposure in Canada relates to the revaluation into Canadian dollars of its U.S. dollar denominated working capital.

As of June 30, 2010, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $26,978 (2009 – $26,287).

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, short term bank loans, and due to related party at June 30, 2010. The interest rates on these financial instruments fluctuate based on the bank prime rate. As at June 30, 2010, with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $399,623 (2009 – $280,407) on net income (loss).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Contractual Obligations

(a)
The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $153,300 (RMB1,000,000).

(b)
The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of approximately $121,107 (RMB790,000) is paid every 10 years.

(c)	The Company entered into a new office lease with one year term commencing on May 1, 2010. Commitment for 2010 on this lease is $29,888.
(d)
In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of US $60,000,000 over the course of the 20-year agreement to retain its exclusive rights. As of June 30, 2010, the Company has not made any investment in the region.

(e)
In 2009, the Company signed two Construction Agreements with the construction company to upgrade the waste water treatment facilities in two subsidiaries with a total consideration of $1.9 million. The facilities are expected to be completed between July and August 2010. As of June 30, 2010, the Company has paid $1.6 million.

A summary of the Company’s contractual obligations with defined payment dates is presented below.

In thousands of Canadian Dollars	2010	2011	Thereafter,	Total
Operating Leases	$183	$173	$242	$598
Capital Expenditure Commitments	$300	-	-	$300
Total	$483	$173	$242	$898

Capital Structure

Outstanding Share Data as at August 9, 2010:

Shares
Common Shares Issued August 9, 2010	27,357,392
Reserved For Issuance
Stock Options	261,790
Reserved for issuance – other	62,500
Total Reserved for Issuance	324,290
Fully Diluted Shares	27,681,682

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

During the three months ended June 30, 2010, 1,099,167 stock options were exercised, 590,502 restricted shares with an average vesting period of 9.5 years and 113,424 stock options were granted, and 250,000 shares were issued in relation to a patent and technology use agreement.

Subsequent to June 30, 2010, 6,250 stock-options were cancelled.

These transactions are reflected in the outstanding shares and fully diluted shares information above.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

The Company has executive and management service arrangements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for services provided by senior management and directors of the Company. The amount of these transactions and outstanding balances as at June 30, 2010 are as follows:

a)
During the six months ended June 30, 2010, the Company paid or accrued consulting fees totaling $153,255 (June 30, 2009 - $370,583) in respect to Grand Leaf’s management agreement. As at June 30, 2010, there was $159,090 (December 31, 2009 - $343,794) payable to Grand Leaf.

b)
During the six months ended June 30, 2010, the Company paid or accrued consulting fees of $84,290 (June 30, 2009 – $76,029) and $31,027 (June 30, 2009 – $18,670) to PALCO and AAFAB respectively. As at June 30, 2010 there was $87,500 (December 31, 2009 - $4,702) payable to PALCO and $nil (December 31, 2009 – $nil) payable to AAFAB.

c)
During the six months ended June 30, 2010, the Company paid or accrued consulting fees totaling $33,648 (June 30, 2009 – $15,823) to BISM. As at June 30, 2010 was $nil (December 31, 2009 – $19,545) payable to BISM.

d)
During the six months ended June 30, 2010, the Company paid or accrued management fees totaling $200,000 (June 30, 2009 - $92,027) to GLG International. As at June 30, 2010 there was $200,000 (December 31, 2009 - $361,883) payable to GLG International.

In 2009, The Company obtained US$6,892,000 in non-secured loans from the Company’s Chairman and Chief Executive Officer. The loans bear interest at the US dollar prime rate posted by HSBC Bank (Canada) plus 3% per annum. The Company uses the proceeds of these loans for corporate working capital and to fund the required initial investment in the new Runhao subsidiary in China.

During the six months ended June 30, 2010, the Company repaid $305,640 (US$300,000) of the loan principal. On June 1, 2010, the Company consolidated loans due to a related party to one loan plus the accrued interest up to June 1, 2010 and renegotiated the term of the loan from one year to two years. The outstanding balance as at June 30, 2010 was as follows:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum
7,389,046	6,966,855	June 1, 2012	HSBC Bank Canada US Dollar prime rate + 3%

On July 30, 2010 the Company repaid $2,651,500 (US $2,500,000) of the principal of the loan to related party.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

2010 Outlook

Market and Operations 2010 Outlook

Our key operational objectives for 2010 are to:

1. Generate sales growth from our direct sales force in key international markets;
2. Commence operation of new Runhao facilities to increase production capacity and revenues;
3. Harvest enough proprietary leaf in 2010 harvest to satisfy 100% of our production requirements with our proprietary leaf;
4. Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand;
5. Continue to develop additional leaf growing areas; and
6. Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations.

Market and Key Markets Outlook

Stevia Demand Development – global perspective

There are several factors driving the development of the stevia market opportunity in 2010 and beyond. They can be divided into three categories: health, natural, and corporate.

From a health point of view, the domestic and global increase in obesity and increasing rates and concern for diabetes play a tremendous role for food and beverage makers when they look for ways to contribute to making the consumer healthier. Additionally, there is significant consumer skepticism of high fructose corn syrup as a sweetener.

For a number of years, the world has been trending to products that are natural and green. The consumer wants foods that are natural, environmentally friendly, and good for them. As Michelle Obama unveiled the findings of her Childhood Obesity Task Force recent report, it is important for GLG to help food and beverage manufacturers formulate new products that are all natural, environmentally friendly and good for consumers.

Stevia’s potential in Beverage Formulations

Stevia holds good potential for beverage formulations. Much of the potential comes not only from a natural, zero-calorie product formulation but from natural sugar blends.

GLG sees stevia and sucrose blends as the all-natural, low calorie way for consumers to enjoy the ‘”right calorie” choice. This blend is expected to eliminate the need for artificial ingredients. The beverage product not only tastes good but is better for you.

Stevia has already been successful in the water segment, but GLG believes that beverage categories are well-suited for stevia as an all-natural alternative to sweeten products. It can be used in a blended or zero-calorie environment. Beverage manufacturers can blend stevia and sugar reducing the caloric value of their products by 60 to 70 percent while still providing a great product with a natural caloric reduction.

Globally, approximately 82 percent of consumers make a choice to consume all natural products sweetened with sugar, yet this comes with a high caloric impact. Most of these products can be blended with stevia to create great tasting low or no-calorie options.

GLG believes the future of stevia to be the leader of the right calorie market – the market of food and beverages products that would have calories reduced in the 30% to 60 % range and/or are a combination of sugar and stevia extract. We believe all beverage categories are moving to the right calorie segment. The right calorie segment enhances stevia by pairing it with all-natural sucrose making it well-suited for almost everyone.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Product Developments

The Company has developed a key product line in 2010 known as the BlendSureTM line that it expects will drive a significant share of its revenue growth in the next six to 12 months. This product line meets the two fundamental requirements that the Company believes Food and Beverage companies have been looking for from a stevia sweetener – (1) Tastes Good and is (2) Cost effective. The Company’s proprietary product has tested positively from a taste perspective with a number on major food and beverage companies during the past three months and the price of our product relative to sugar at current pricing levels shows it to be at or below current sugar pricing, depending on the world market area and formulation. The BlendSureTM product line has recently achieved Self-Affirmed GRAS status in the US and it also meets other stevia standards such as JECFA.

With a focus on show casing all natural great tasting beverages with lower calories, the Company attended the International Food Technologist (IFT) trade show in Chicago on July 17-21 and provided samples of 50% calorie reduced cola and lemon-lime drink formulated with BlendSureTM. The reaction from food technologists was very positive and demonstrated its good taste to potential distributors and customers. This product will be sold in all markets that GLG is actively developing since it meets all relevant stevia standards.

China

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Industrial sales of stevia extract for use by Food and Beverage Industry - China currently faces a shortfall of sugar production and in 2009 imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 is that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. This sugar supply shortfall has created a market opportunity for stevia-based sweeteners and the Company is actively developing this market opportunity in China directly with key agencies dealing with sugar in the Central Government. GLG has made significant progress on this material opportunity since it announced this in its 2010 Outlook on March 31, 2010. Based on current discussions on this opportunity, the Company expects that the majority of its current capacity would be required to meet anticipated volumes in China from this opportunity.

(2) Zero or reduced Calorie Consumer Products - The Company also sees opportunities to directly pursue opportunities in the development and distribution of zero or low calorie food and beverage products in the China market. China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 2017 (Source: : Freedonia Beverage Containers in China report 5/1/09) and with its expected growth will come increased consumption in the food and beverage sector in China. The market value for the China Food and Beverage Industry has more than doubled from 2005’s value of US$ 299 Billion to US$ 731 Billion in 2009. Freedonia estimates that per capita beverage consumption in China will increase from 80.1 liters per capita in 2007 to 124.4 liters per capita in 2017. The opportunity the Company is currently reviewing is to directly provide healthier food and beverage consumer products to the China market. The Company currently has worked in partnership with a Chinese company to develop tabletop and blended sugar/stevia consumer products that offer zero or significantly lower calories through a stevia/sugar blend. That company has since secured distribution with a number of national grocery chains to commence the marketing of these tabletop and blended sugar/stevia products throughout China in 2010. The next area of opportunity for consumer products will be in the beverage market to offer healthier choices. Carbonated soft drinks (CSDs) have traditionally not been as popular in China as in North America due to ongoing concerns about the link between carbonated soft drinks and such health disorders as diabetes and obesity. The Company sees an opportunity provide healthier choices to Chinese consumers for CSD’s, bottled water and other noncarbonated drinks in the future to meet the Chinese consumers’ growing interest in healthy and functional beverages.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company believes that it is on track to deliver material new revenues in 2010 from the key markets it included in its 2010 Outlook published on March 31, 2010 and the Company made several key customer announcements to date in 2010 outlining commercial relationships that are expected to deliver revenues in the key markets highlighted in its 2010 Outlook –South America, Australia, New Zealand, Mexico and India. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2010 business development goals, which are expected to be announced throughout the balance of 2010 for Europe and additional agreements in the US market. GLG has announced distribution agreements for its products in Australia, South America, and Mexico to date and expects to announce additional distribution agreements and contracts throughout the third and fourth quarters of 2010 that are also expected to deliver revenue in 2010.

Revenue 2010 Outlook

Key Assumptions in Our Revenue Outlook

1.	Foreign exchange rate assumptions

We have planned our revenue outlook assuming that the Canadian dollar will be at par with the United States dollar for 2010. This assumption is based on our review of key exchange rate forecasts from TD, CIBC and RBC. Any material change to this assumption could cause our revenue to be lower than expected.

We have also assumed a 5% appreciation of RMB against the United States dollar in 2010. Any material change to this assumption could cause our revenue to be lower than expected. As of June 30, 2010 there has been no material appreciation of the RMB against the USD.

2.	Continued product launches in key markets

Our revenue growth outlook is dependent on continued product launches in key markets including the United States, China, Japan, Mexico, India and several South American countries. In addition, our revenue growth outlook is dependent on the ability of our distributors to capitalize on these product launches and generate sales of our products. Any material change to this assumption could cause our revenue to be lower than expected.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

3.	Continued positive customer acceptance to new stevia sweetened products

Mintel’s 2009 study on Stevia in the United States market indicated initial positive response by consumers to the new products launched sweetened by stevia as well as the successful sales penetration key tabletop products such as TruviaTM have achieved since their launch. We have assumed continued positive response by consumers to products sweetened with stevia. Any material change to this assumption could cause our revenue to be lower than expected.

4.	Continued price reductions on stevia extracts expected throughout 2010

We expect continued price reductions for finished high purity stevia extracts driven by cost efficiencies achieved by key industry players and have factored such price decreases into our revenue outlook. Any material change to this assumption could cause our revenue to be lower than expected.

5.	Significant weighting of 2010 revenues in Q3 and Q4 mirroring 2009 revenue profile

We expect to generate 70 to 75% of our 2010 revenue in the third and fourth quarters of 2010. The Second Quarter reflected the annual impact of Chinese New Year on our production, as well as the impact of additional maintenance work conducted at our production facilities (approximately 3 weeks production capacity). Runhao was undergoing its GMP certifications and audits during the Second Quarter of 2010 and did not contribute significantly to finished product. Runhao has since completed its GMP certifications and received these certifications from SGS, which is a well-known third party certification agency.

6.	Completion of potential contracts with new customers and new distributors

We expected to generate approximately 50% of our 2010 revenue from our primary customer in 2010. The majority of the revenue we project in our outlook for the second half of 2010 outlook is expected to come from the following four sources:

1.	Four distributors with which we have existing distribution agreements in Japan, Australia & New Zealand, South America and Mexico (approximately 10-15% of 2010 revenues)
2.	Other existing customers in the US, Japan and China (approximately 5% of 2010 revenues)
3.	Potential new contracts under discussion currently with new customers and new distributors (approximately 5-10% of 2010 revenues)
4.	A potential new contract under discussion with a customer in China (approximately 15-20% of 2010 revenues)

The Company believes that the primary risks in its revenue outlook arise from uncertainty regarding the potential contracts described above in items 3 and 4, as these contracts are not yet signed. The Company expects to provide an update by the end of the third quarter on its progress in completing these contracts.

EBITDA 2010 Outlook

Our expectation for EBITDA margin (percentage of revenues) for 2010 is 24 to 26% EBITDA margin on full year revenues. The Company is not making any change to the full year EBITDA margin expectation at this time, however, the first six months of 2010 EBITDA margins have run higher than planned partially due to the RMB: USD exchange rate assumption used in our planning has not occurred to date and was forecast to impact our 2010 EBITDA margins by 4 percentage points for the full year. The positive effects of our proprietary leaf as reflected in our six month EBITDA results may also result in higher than planned full year EBITDA margins.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

In addition to the achieving the revenue targets above, the EBITDA margin outlook for 2010 is dependent upon several key assumptions:

1.	We will use 100% of our proprietary leaf starting late in the third quarter of 2010. Any material change to this assumption could cause our EBITDA to be lower than expected.
2.	Leaf prices remain stable around 2009 levels. Any material change to this assumption could cause our EBITDA to be lower than expected.
3.	SG&A (excluding stock-based compensation and G&A amortization) stays within the range of $8 to $10 million. Any material change to this assumption could cause our EBITDA to be lower than expected.

Capital Expenditures - 2010 Outlook

We expect to undertake some key capital projects in 2010 including the completion of our water treatment upgrade program and a new R&D innovation centre. The R&D innovation centre has the potential for government funding in China and we are currently pursuing such support. This new centre will focus on R&D across all aspects of the stevia supply chain, including agriculture, extract processing, finished product production and product formulation innovation.

Our outlook for 2010 is:

In Canadian Dollars	2010 Six Months	2010 Estimate
Revenue	$18.7 million	$70 to 80 million
EBITDA	$6.3 million	$17 to 21 million
Capital Expenditures (Capex)	$3.4 million	$10 to 15 million

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and will report under U.S. GAAP as of January 1, 2011.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Disclosure Controls and Internal Controls over Financial Reporting

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

There have been no changes in the Company’s internal control over financial reporting for the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. In March 2008, the Company has adopted a Corporate Disclosure Policy. A Disclosure Committee has been established to oversee the Corporate Disclosures. The Policy has been communicated to management and was implemented accordingly.

Management has initiated an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment will be to determine whether the Company’s internal control over financial reporting is effective as of December 31, 2010.

As part of this assessment, management will document its internal controls, evaluate their design and then test their effectiveness at both the entity level and the business process level. This assessment process will satisfy the requirements of the Sarbanes Oxley Act of 2002 (“SOX”) as well as the requirements of National Instrument 52-109.

It should be noted that while the officers of the Company have certified the Company’s Period-end Filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below. The Company has been structured to minimize these risks as best possible. More details about the following risk factors can be found in the Company's Annual Information Form Filed on SEDAR at www.sedar.com.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

  Intellectual Property Infringement
  Product Liability Costs
  Manufacturing Risk
  Inventory Risk
  Customer Concentration Risk
  Competition
  Government Regulations
  Consumer Perception of Products
  Changing Consumer Preferences
  Market Acceptance
  Dependence on Key Personnel
  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China. More details about the following risk factors can be found in the Company’s Annual Information Form.

  Government Involvement
  Changes in the Laws and Regulations in the People's Republic of China
  The Chinese Legal and Accounting System
  Currency Controls
  Additional Compliance Costs in the People’s Republic of China
  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China
  Capital Outflow Policies in the People’s Republic of China
  Jurisdictional and Enforcement Issues
  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).